WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

January 12, 2021

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Katherine Bagley/Jennifer LÓpez

Re:
WEED, Inc.
Offering Statement on Form 1-A
Filed February 12, 2020
File No. 024-11152
Request for Qualification

Dear Ms. Bagley and Ms. LÓpez:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, WEED, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement, so that it may be qualified at 10:00 AM, Eastern time, on January 14, 2021, or as soon as thereafter as is practicable.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Craig V. Butler, Esq. at the Law Offices of Craig V. Butler at (949) 484-5667.

Sincerely, WEED, Inc.

/s/ Glenn Martin
By: Glenn Martin Its: Chief Executive Officer